1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: February 10, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC January 2026 Revenue Report

HSINCHU, Taiwan, R.O.C. – Feb. 10, 2026 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for January 2026: On a consolidated basis, revenue for January 2026 was approximately NT$401.26 billion, an increase of 19.8 percent from December 2025 and an increase of 36.8 percent from January 2025.

TSMC January Revenue Report (Consolidated):
				(Unit:NT$ million)

Period	January 2026	December 2025	M-o-M Increase (Decrease) %	January 2025	Y-o-Y Increase (Decrease) %
Net Revenue	401,255	335,003	19.8	293,288	36.8

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for January 2026 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2026	2025
Jan.	Net Revenue	401,255,128	293,288,038
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	120,168,410	15,360,860	15,360,860
TSMC Development**	33,770,700	1,884,000	1,884,000
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,999,322,789	2,612,898	2,612,898
TSMC**		204,100,000	204,100,000
TSMC***		470,715,378	343,154,728
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	241,054,483
	Mark to Market of Outstanding Contracts	(226,612)
	Cumulative Unrealized Profit/Loss	2,788,584
Expired Contracts	Cumulative Notional Amount	140,068,715
	Cumulative Realized Profit/Loss	(2,984,725)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	315,890
	Mark to Market of Outstanding Contracts	198
	Cumulative Unrealized Profit/Loss	(16,456)
Expired Contracts	Cumulative Notional Amount	2,306,953
	Cumulative Realized Profit/Loss	22,279
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,231,971
	Mark to Market of Outstanding Contracts	866
	Cumulative Unrealized Profit/Loss	(23,527)
Expired Contracts	Cumulative Notional Amount	3,392,628
	Cumulative Realized Profit/Loss	33,305
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	163,175
	Mark to Market of Outstanding Contracts	(5,284)
	Cumulative Unrealized Profit/Loss	(9,365)
Expired Contracts	Cumulative Notional Amount	2,585,596
	Cumulative Realized Profit/Loss	23,485
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(6,751)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	668,820
	Mark to Market of Outstanding Contracts	1,101
	Cumulative Unrealized Profit/Loss	1,926
Expired Contracts	Cumulative Notional Amount	1,136,680
	Cumulative Realized Profit/Loss	2,739
Equity price linked product (Y/N)		N